UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ICOS Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

449295104
(CUSIP Number)

HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019
Attention: Mr. Steven J. Musumeci
212-622-7888

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) HealthCor Management, L.P. 20-2893681

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) HealthCor Associates, LLC 20-2891849

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%

14	TYPE OF REPORTING PERSON (See Instructions) OO - limited liability company

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Arthur Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joseph Healey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

Title of Class of Securities:

Common Stock $.01 par value per share (the "Common Stock")

Name and Address of Principal Executive Offices of Issuer:

ICOS Corporation (the "Company" or the "Issuer")

22021 20th Avenue S.E.
Bothell, WA 98021

Item 2. Identity and Background.

This statement is being filed by (i) HealthCor Management, L.P., a Delaware limited partnership; Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019 (“HealthCor Management”); (ii) HealthCor Associates, LLC, a Delaware limited liability company; Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019 (“HealthCor Associates”); (iii) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019; and (iv) Arthur Cohen, 12 South Main Street, #203 Norwalk, CT 06854 (collectively, the “HealthCor Group”). Both Mr. Healey and Mr. Cohen are United States citizens.

HealthCor Associates is the general partner of HealthCor Management and Messrs. Healey and Cohen are the managing members of HealthCor Associates. The principal business of the HealthCor Group is the providing of investment advisory services to certain private investment funds.

During the last five years, no member of the HealthCor Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer were paid for from the working capital of HealthCor Management. The working capital of HealthCor Management consists of funds maintained in private investment funds managed by HealthCor Management which, in turn, consists of capital contributions from investors in such funds and the capital appreciation thereon. The principal purpose of such private investment funds is the buying and selling of securities and interests in domestic and foreign securities, and a variety of equity or equity-related instruments, including, without limitation, swaps, options, futures and forward contracts.

Item 4. Purpose of Transaction.

The shares of Common Stock reported in Item 5 were initially acquired for investment purposes, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the HealthCor Group has recommended, and from time-to-time, may continue to recommend to the Issuer’s management various strategies for increasing shareholders’ value.

On October 17, 2006, the Company announced that it had entered into a merger agreement whereby it would be acquired by Eli Lilly and Company (“Eli Lilly”) and on November 1, 2006, the Company filed a preliminary proxy statement with the Securities and Exchange Commission whereby the Company’s management recommended that the Company’s shareholders vote to approve the merger with a consideration of $32 per share of Common Stock. After reviewing the terms of the merger and the financial condition of the Company, the HealthCor Group, as of the date hereof, has determined that it intends to vote against the merger as it does not believe the consideration offered adequately compensates the Company’s shareholders for their interest in the Company. On November 2, 2006, HealthCor Management mailed via overnight delivery service (and by facsimile transmission) a letter to the Board of Directors of the Company explaining its reasoning for not supporting the merger with Eli Lilly (the “November 2, 2006 Letter”). A copy of the November 2, 2006 Letter is attached hereto as Exhibit 1.

The HealthCor Group will also continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, specifically management’s ability to maximize shareholder value. In particular, the HealthCor Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or “blue sky” laws. In addition, the HealthCor Group may seek to influence the policies, procedures, goals and strategic plans of the Issuer through direct communication with the Issuer’s management or otherwise. The HealthCor Group may also engage in discussions with other investors and other potential acquirers of the Company.

The HealthCor Group reserves the right to change its plans and intentions at any time as it deems appropriate with respect to all matters referred to in this Item 4.

Except as otherwise set forth above, no member of the HealthCor Group has any plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of November 1, 2006, the HealthCor Group beneficially owned in the aggregate 3,300,000 shares of Common Stock which represents approximately 5.03% of the Company's Common Stock based upon 65,547,192 shares of Common Stock of the Company issued and outstanding as of October 30, 2006 as reported in the Company's Preliminary Proxy Statement filed under Schedule 14A on November 1, 2006. HealthCor Management is the investment manager to certain private investment funds which hold the Common Stock reported herein and by virtue of such status may be deemed to be the beneficial owner of 3,300,000 shares of Common Stock of the Issuer. HealthCor Associates and Messrs. Cohen and Healey have voting and investment power with respect to the Common Stock reported herein, and therefore may each be deemed to be the beneficial owners of such Common Stock and, together with HealthCor Management, comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The HealthCor Group may not be able to vote certain shares of Common Stock on the proposed transaction if those shares were aquired after the record date for the shareholders meeting at which such transaction shall be voted upon; the HealthCor Group may attempt to obtain proxies for any such shares from their holders in order to vote them.

The filing of this Statement and any future amendment by the HealthCor Group, and the inclusion of information herein or therein with respect to HealthCor Associates and Messrs. Cohen and Healey, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. HealthCor Associates and Messrs. Cohen and Healey disclaim any beneficial ownership of the shares covered by this Statement.

(c) The HealthCor Group has made the following open-market purchases of shares of Common Stock during the last 60 days as follows:

Date	Number of Shares	Price Per Share
09/28/06	100,000	24.8191
09/29/06	100,000	25.0890
10/02/06	150,000	25.0697
10/03/06	100,000	25.1810
10/04/06	100,000	25.8861
10/05/06	100,000	26.2684
10/06/06	50,000	26.5271
10/12/06	50,000	26.5094
10/17/06	700,000	31.6650
10/17/06	190,000	31.6943
10/18/06	150,000	31.5180
10/19/06	150,000	31.5497
10/20/06	100,000	31.5460
10/23/06	20,000	31.6297
10/23/06	130,000	31.6132
10/23/06	200,000	31.6056
10/24/06	100,000	31.5820
10/25/06	100,000	31.5820
10/26/06	100,000	31.5902
10/30/06	25,000	31.6500
10/31/06	100,000	31.7230
10/31/06	185,000	31.7126
11/01/06	300,000	31.6608

(d) No person, other than HealthCor Management, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the HealthCor Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the HealthCor Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Letter sent by HealthCor Management, L.P. to the Board of Directors of ICOS Corporation dated November 2, 2006.

Exhibit 2.	Joint Filing Agreement, dated as of November 2, 2006 among HealthCor Management, L.P., HealthCor Associates, LLC, Joseph Healey and Arthur Cohen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2006

HealthCor Management, L.P.

By:	HealthCor Associates, LLC, general partner of HealthCor Management, L.P.

By:	/s/ Arthur Cohen
Name: Arthur Cohen Title: Manager

By:	/s/ Joseph Healey
Name: Joseph Healey Title: Manager

HealthCor Associates, LLC

By:	/s/ Arthur Cohen
Name: Arthur Cohen Title: Manager

By:	/s/ Joseph Healey
Name: Joseph Healey Title: Manager

/s/ Joseph Healey
Joseph Healey, Individually

/s/ Arthur Cohen
Arthur Cohen, Individually

EXHIBIT INDEX

Exhibit 1.	Letter sent by HealthCor Management, L.P. to the Board of Directors of ICOS Corporation dated November 2, 2006.

Exhibit 2.	Joint Filing Agreement, dated as of November 2, 2006 among HealthCor Management, L.P., HealthCor Associates, LLC, Joseph Healey and Arthur Cohen.